================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D*

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
                AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               TELECORP PCS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   879300 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT - LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000

                                 with a copy to:

                             TREVOR S. NORWITZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 13, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following pages)
                               Page 1 of 18 Pages

                                  SCHEDULE 13D

 ------------------------------------------    ---------------------------------

           CUSIP No. 879300 10 1                          Page 2 of 18 Pages
 ------------------------------------------    ---------------------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    AT&T CORP.

--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|

                                                                (b)  |X|
--------------------------------------------------------------------------------
  3         SEC USE ONLY                                             |_|
--------------------------------------------------------------------------------

  4         SOURCE OF FUNDS   (See Instructions)   OO

--------------------------------------------------------------------------------
  5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|

--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION
                     NEW YORK

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   NUMBER OF         7             SOLE VOTING POWER
                                       33,201,613
   SHARES       ----------------------------------------------------------------

 BENEFICIALLY        8             SHARED VOTING POWER
                                       0
   OWNED BY     ----------------------------------------------------------------

    EACH             9             SOLE DISPOSITIVE POWER
                                       33,201,613
  REPORTING     ----------------------------------------------------------------

  PERSON WITH       10             SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------

  11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       33,201,613

--------------------------------------------------------------------------------
  12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                            |X|

--------------------------------------------------------------------------------
  13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       18.6

--------------------------------------------------------------------------------
  14              TYPE OF REPORTING PERSON*
                                       CO
--------------------------------------------------------------------------------

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

 ------------------------------------------    ---------------------------------

           CUSIP No. 879300 10 1                          Page 3 of 18 Pages
 ------------------------------------------    ---------------------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    AT&T WIRELESS SERVICES, INC.

--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|

                                                                (b)  |X|
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  3         SEC USE ONLY                                             |_|
--------------------------------------------------------------------------------

  4         SOURCE OF FUNDS   (See Instructions)   OO

--------------------------------------------------------------------------------
  5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|

--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE

--------------------------------------------------------------------------------

   NUMBER OF         7             SOLE VOTING POWER
                                       33,201,613
   SHARES       ----------------------------------------------------------------

 BENEFICIALLY        8             SHARED VOTING POWER
                                       0
   OWNED BY     ----------------------------------------------------------------

     EACH            9             SOLE DISPOSITIVE POWER
                                       33,201,613
  REPORTING     ----------------------------------------------------------------

  PERSON WITH       10             SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------

  11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       33,201,613

--------------------------------------------------------------------------------
  12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                           |X|

--------------------------------------------------------------------------------
  13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       18.6

--------------------------------------------------------------------------------
  14              TYPE OF REPORTING PERSON*
                                       CO
--------------------------------------------------------------------------------

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

 ------------------------------------------    ---------------------------------

           CUSIP No. 879300 10 1                          Page 4 of 18 Pages
 ------------------------------------------    ---------------------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    AT&T WIRELESS PCS, LLC

--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|

                                                                (b)  |X|
--------------------------------------------------------------------------------
  3         SEC USE ONLY                                             |_|
--------------------------------------------------------------------------------

  4         SOURCE OF FUNDS   (See Instructions)   OO

--------------------------------------------------------------------------------
  5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                           |_|

--------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE

--------------------------------------------------------------------------------

   NUMBER OF         7             SOLE VOTING POWER
                                       33,201,613
   SHARES       ----------------------------------------------------------------

 BENEFICIALLY        8             SHARED VOTING POWER
                                       0
   OWNED BY     ----------------------------------------------------------------

    EACH             9             SOLE DISPOSITIVE POWER
                                       33,201,613
  REPORTING     ----------------------------------------------------------------

  PERSON WITH       10             SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------

  11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       33,201,613

--------------------------------------------------------------------------------
  12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                           |X|

--------------------------------------------------------------------------------
  13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       18.6

--------------------------------------------------------------------------------
  14              TYPE OF REPORTING PERSON*
                                       OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.      SECURITY AND ISSUER.

             This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Voting Common Stock, par value $0.01 per share ("Class A Common Stock"), of TeleCorp PCS, Inc., a Delaware corporation (formerly known as TeleCorp-Tritel Holding Company) ("TeleCorp II" or the "Issuer"). The Issuer's principal executive office address is: TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, Virginia 22201. This Schedule 13D also relates to and can be viewed as an amendment to the statement on Schedule 13D initially filed by each person or entity reporting pursuant to this Schedule 13D (each, a "Reporting Person" and together the "Reporting Persons") on July 28, 2000 (the "Initial Schedule 13D") with respect to the Class A Common Stock of TeleCorp PCS, Inc., a Delaware corporation ("TeleCorp I"), which is a predecessor to the business of the Issuer.

ITEM 2.      IDENTITY AND BACKGROUND.

             (a) - (c), (f). The name and state of formation or citizenship, as applicable, of each Reporting Person is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The address and principal business or occupation, as applicable, of each Reporting Person and the name, address, state of formation or citizenship and principal business or occupation, as applicable, of each general partner, manager, member, director or officer of each Reporting Person not disclosed on the cover page as a Reporting Person (each, a "Disclosed Party" and collectively, the "Disclosed Parties") is set forth on Schedules 1-A and 1-B hereto. Unless otherwise disclosed, each such person that is an individual is, to AT&T's knowledge, a citizen of the United States.

             AT&T Corp. ("AT&T") is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412. The principal executive offices of AT&T Wireless Services, Inc. ("AT&T Wireless") and AT&T Wireless PCS, LLC ("AT&T PCS") are located at
7277 164th Avenue NE, Redmond, Washington 98052.

             (d) - (e). During the last five years, no Reporting Person, or, to the knowledge of such Reporting Person, any Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

                               Page 5 of 18 Pages

ITEM 4.      PURPOSE OF TRANSACTION.

             The information contained in Item 4 of the Initial Schedule 13D is hereby incorporated by reference herein.

             The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

             TeleCorp I, Tritel, Inc. ("Tritel") and AT&T Wireless entered into an Agreement and Plan of Reorganization and Contribution (the "Reorganization Agreement"), dated as of February 28, 2000. The parties to the Reorganization Agreement consummated the transactions contemplated thereby on November 13, 2000. As part of a stock transaction, upon consummation and pursuant to the terms of the Reorganization Agreement, each of TeleCorp I and Tritel separately merged (together, the "Merger") with a newly formed subsidiary of a new Issuer named TeleCorp, PCS, Inc. (referred as the TeleCorp II or Issuer herein and formerly known as TeleCorp-Tritel Holding Company). Upon consummation of the transaction, former shareholders of both of Tritel and TeleCorp I became shareholders of the Issuer. Prior to the Merger, AT&T PCS (which is managed by AT&T Wireless and is a wholly-owned affiliate of AT&T) held equity interests in each of TeleCorp I and Tritel. In respect of the Reorganization Agreement, AT&T Wireless contributed (the "Contribution") to TeleCorp I rights to acquire additional wireless licenses in Wisconsin and Iowa, paid approximately $20 million in cash and extended the term of the network membership license agreement with the operating subsidiaries through July 2005, in exchange for approximately 9,272,740 shares of Class A Common Stock. The Reporting Persons' acquisition of Class A Common Stock is 1) incidental to the consummation of the Merger and 2) in respect of the Contribution. As a result of the consummation of these transactions, AT&T Wireless' and its affiliates' equity stake in the Issuer is approximately 22.99%, on an as converted to Class A Common Stock basis.

             (a)-(j) The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged, and may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer. In addition, from time to time, the Reporting Persons have been approached by (and expect further discussions with) certain existing stockholders of the Issuer regarding potential dispositions by such stockholders of the Issuer's equity to certain of the Reporting Persons (including AT&T Wireless and AT&T PCS or their affiliates). The Reporting Persons have also engaged in exploratory discussions with certain executives and stockholders of the Issuer regarding potential transactions between the Issuer and/or such executives and stockholders and the Reporting Persons.


                               Page 6 of 18 Pages

             Such review, may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives. However, there can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.

             Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             The information contained in Item 5 of the Initial Schedule 13D is hereby incorporated by reference herein.

             The responses to Items 7 through 13 on the cover page provided for each Reporting Person that relate to the beneficial ownership of the Class A Common Stock of TeleCorp, are incorporated herein by reference.

             The information set forth in Item 4 and Item 6 of this
Schedule 13D is hereby incorporated by reference herein.

             (a) - (b) The responses to Items 5(a) and (b) are based upon the outstanding shares reported to the Reporting Persons by the Issuer's counsel on November 16, 2000. The shares beneficially held by the Reporting Persons consist of 18,288,835 shares of Class A Common Stock representing approximately 10.24% of the outstanding shares of Class A Common Stock; 14,912,778 shares of Series F Preferred Stock representing 100% of the outstanding shares of Series F Preferred Stock (which are convertible at any time at the election of the Reporting Persons into 14,717,716 shares of Class A Common Stock, provided that unless and until the Class C Common Stock, the Class D Common Stock, the Class E Common Stock

                               Page 7 of 18 Pages
and the Class F Common Stock will be convertible into Class A Common Stock in accordance with Section 4.12(e) of the Issuer's amended and restated certificate of incorporation, as amended (which is incorporated herein by reference), each of the first 195,063 shares of Series F Preferred Stock sought to be converted into Class A Common are first convertible into one fully paid and non-assessable share of Class D Common Stock); 20,902 shares of Class D Common Stock representing approximately 2.45% of the outstanding shares of Class D Common Stock; 2,309.31 shares of Class F Common Stock representing approximately 6.12% of the outstanding shares of Class F Common Stock; 97,472.84 shares of Series A Convertible Preferred Stock representing 100% of the outstanding Series A Convertible Preferred Stock; 90,688.33 shares of Series B Convertible Preferred Stock representing 100% of the Series B Convertible Preferred Stock; 3,070.58 shares of Series C Preferred Stock representing approximately 1.46% of the outstanding shares of Series C Preferred Stock; and 14,981,370 shares of Series G Preferred Stock representing 100% of the outstanding shares of Series G Preferred Stock. On an as converted to Class A Common Stock basis, the Reporting Persons' total beneficial ownership of equity in the Issuer is approximately 22.99%.

             Each of AT&T, AT&T Wireless and AT&T PCS have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all the shares beneficially owned by them. AT&T, the sole member of AT&T PCS, and AT&T Wireless, the sole manager of AT&T PCS, may be deemed to beneficially own the shares held by AT&T PCS.

             AT&T PCS is party to a Stockholders' Agreement dated as of November 13, 2000 (the "Stockholders' Agreement"), by and among certain stockholders of the Issuer, which has been filed as an exhibit hereto and which is incorporated herein by reference (see Item 6 of this Schedule 13D for a more detailed description). Pursuant to the terms of the Stockholders' Agreement, certain of the Issuer's stockholders and AT&T PCS have agreed, among other things, to vote for certain nominees to the Issuer's board of directors, and as such they may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of TeleCorp's Class A Common Stock. Each Reporting Person disclaims its membership in such group and disclaims beneficial ownership of any shares of stock held by any party to the Stockholders' Agreement (other than itself, if applicable) or any other Reporting Person attributed to them by reason of the Stockholders' Agreement. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute such a person or group. Each Reporting Person is not responsible for the accuracy of any information filed in this Schedule 13D relating to any Reporting Person other than itself and its related persons or entities.

           (c) Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has executed transactions in the Class A Common Stock during the past 60 days.

           (d) With respect to the Class A Common Stock held by any Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such stock other than such Reporting Person.

           (e)      Not applicable.

                               Page 8 of 18 Pages

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             AT&T PCS and certain of the Issuer's other stockholders
(including, among others, the initial investors of TeleCorp I and Tritel) are parties to the Stockholders' Agreement. The following description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement (which is attached as an exhibit hereto and incorporated herein by reference) and the detailed description of the Stockholders' Agreement contained in the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on June 20, 2000. Pursuant to the terms of the Stockholders' Agreement, each of the parties thereto has agreed to vote all of the shares of Class A Common Stock and Voting Preference Stock to cause the election of fourteen individuals (two of whom have only one-half vote) each to the Issuer's board, including:

               (a) Mr. Gerald T. Vento and Mr. Thomas H. Sullivan, so long as each remains an officer of TeleCorp and the Management Agreement between the Issuer and TeleCorp Management Corp. remains in effect;

               (b) two individuals selected by holders of a majority in interest of the Class A Common Stock beneficially owned by certain of TeleCorp I's initial investors other than AT&T PCS;

               (c) two individuals selected by holders of a majority in interest of the Class A Common Stock beneficially owned by certain of Tritel's initial investors other than AT&T PCS;

               (d) two individuals selected by AT&T PCS in its capacity as the holder of the Issuer's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock so long as AT&T PCS has the right to designate each such director in accordance with the Issuer's amended and restated certificate of incorporation, as amended; and

               (e) six individuals designated by the holders of Voting Preference Stock, including (1) one individual who must be reasonably acceptable to AT&T PCS; (2) two individuals who will be Mr. E.B. Martin, Jr. and Mr. William Mounger, II, so long as each remains an officer and employee of the Issuer, or two individuals who must be reasonably acceptable to Mr. Martin and Mr. Mounger, each individual in each case having one-half vote on all matters requiring a vote of the board of directors; and (3) three individuals who must be reasonably acceptable to holders of a majority in interest of Class A Common Stock beneficially owned by AT&T PCS, on the one hand, and the initial investors of TeleCorp I and Tritel other than AT&T PCS (collectively, the "Cash Equity Investors"), on the other hand, so long as such initial investors remain entitled to designate at least two directors, or, if they are not so entitled, by the remaining board of directors.

             In addition to providing for the designation of the initial fourteen members of the board of directors, the Stockholders' Agreement provides for certain limitations on the designation of members of the board of directors as follows:

                               Page 9 of 18 Pages

             In the event that Mr. Martin ceases to be an officer or employee of the Issuer, Mr. Martin will resign or be removed from the board of directors. In the event that Mr. Mounger ceases to be an officer or employee of the Issuer and either the number of shares of common stock beneficially owned in aggregate by Mr. Mounger and Mr. Martin falls below seventy percent of the number of shares of the Issuer common stock beneficially owned by them on the date of closing of the consummation of the Reorganization Agreement, or two years elapse from the date of the closing of the consummation of the Reorganization Agreement, Mr. Mounger will resign or be removed from the board of directors. Following the first to occur of the resignation or removal of either Mr. Martin or Mr. Mounger, the board of directors will be reduced by one, the remaining individual board of director's seat will have one vote on all matters requiring vote of the board of directors, and any nominated director requiring the approval of Mr. Martin and Mr. Mounger will require the approval of only the remaining individual. In the event that neither Mr. Martin nor Mr. Mounger remains on the board of directors, the number of directors designated by the holders of the Voting Preference Stock who require approval by Mr. Martin and Mr. Mounger will be reduced to zero, and the number of directors designated by the holders of the Voting Preference Stock and acceptable to holders of a majority in interest of Class A Common Stock beneficially owned by AT&T PCS, on the one hand, and the Cash Equity Investors on the other hand, will be increased to four.

             In the event that Mr. Vento or Mr. Sullivan ceases to be an officer of the Issuer, or the management agreement between the Issuer and TeleCorp Management Corp. ceases to be in full force and effect, Mr. Vento or Mr. Sullivan, as applicable, will resign or be removed from the board of directors and the holders of the Voting Preference Stock will select a replacement or replacements who must be acceptable to a majority in interest of the Cash Equity Investors and AT&T PCS. In the event that AT&T PCS ceases to be entitled to designate directors, the director or directors elected by AT&T PCS will resign or be removed from the board of directors and the remaining directors will take action so that the number of directors constituting the entire board of directors will be reduced accordingly.

             The number of directors the Cash Equity Investors will be permitted to designate will be reduced when the number of shares of common stock beneficially owned by the Cash Equity Investors on a fully diluted basis falls below:

             (i) 85% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

             (ii) 70% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

            (iii) 60% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

             (iv) 50% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

such that the Cash Equity Investors will be permitted to designate three, two, one and zero directors, respectively; provided, however, that the reductions in the board of directors may not

                               Page 10 of 18 Pages
take place or may be delayed if certain Cash
Equity Investors hold or maintain a specified percentage of common stock as set forth in the Stockholders' Agreement.

             In each instance in which the number of directors the Cash
Equity Investors are entitled to designate is reduced, the director designated by the Cash Equity Investors beneficially owning the smallest percentage of shares of common stock then owned by any of the Cash Equity Investors whose designees then remain as directors will resign or be removed from the board of directors and the size of the board of directors will be reduced accordingly. In the event that either: (i) the number of directors the Cash Equity Investors are entitled to designate falls below two or (ii) both of the Cash Equity Investors entitled under the Stockholders' Agreement to designate the last two directors that the Cash Equity Investors may designate cease to beneficially own at least 75% of the number of shares of common stock beneficially owned by them as of the consummation of the Reorganization Agreement, the Cash Equity Investors will no longer be entitled to approve any designation of directors pursuant to paragraph
(e)(3) above nor approve any director that replaces Mr. Vento or Mr. Sullivan on the board of directors.

             The Stockholders' Agreement restricts the sale, transfer or other disposition of capital stock, such as by giving rights of first offer and tag along rights and also provides for demand and "piggyback" registration rights.

             If one of the stockholders who is a party to the Stockholders' Agreement desires to transfer any or all of its shares of common stock, other than Voting Preference Stock and Class C Common Stock and Class E Common Stock, the selling stockholder must first give written notice to the Issuer and: (i) if the selling stockholder is one of the Cash Equity Investors or any other stockholder who is a party to the Stockholders' Agreement, to AT&T PCS and (ii) if the selling stockholder is AT&T PCS, to each Cash Equity Investor.

             The stockholders who receive notice from the selling stockholders may acquire all, but not less than all, of the shares offered to be sold at the price offered by the selling stockholder. If none of the stockholders opts to purchase the shares of the selling stockholder, the selling stockholder can sell its shares to any other person on the same terms and conditions as originally offered to the stockholders. The right of first offer does not apply to the Issuer's repurchase of any shares of its Class A Voting Common Stock or Class E Preferred Stock from one of its employees in connection with the termination of the employee's employment with the Issuer.

             A stockholder subject to the Stockholders' Agreement may not transfer (other than to certain affiliated successors) 25% (on a fully diluted basis as calculated under the Stockholders' Agreement) or more of any of the shares of any class of stock, whether alone or with other stockholders or whether in one transaction or a series of related transactions, unless the proposed transfer includes an offer to AT&T PCS, the Cash Equity Investors, Mr. Vento and Mr. Sullivan to participate in the transfer in accordance with the procedures included in the Stockholders' Agreement regarding the inclusion of other stockholders in the proposed transfer.

             Stockholders who are parties to the Stockholders' Agreement also have certain demand and piggyback registration rights. In some circumstances, such stockholders may demand that the Issuer register some or all of their securities with the SEC under the Securities

                               Page 11 of 18 Pages

Act of 1933. Also, if the Issuer proposes to register any shares of its Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock with the SEC under the Securities Act of 1933 (other than registrations on Form S-4 or Form S-8), the Issuer must notify stockholders party to the Stockholders' Agreement of the Issuer's intention to do so, and such stockholders may include in the registration their shares of Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock, subject to certain cutback provisions based on limitations on the number of shares that may be offered as determined by the underwriters in the offering.

             Furthermore, in the Stockholders' Agreement, each party agrees not to effect any public sale or distribution of Class A Common Stock or a similar security, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144, Rule 145 or Rule 144A under the Securities Act of 1933 during the 90 day period beginning on the effective date of the Merger, and additionally during such period commencing upon the filing of the registration statement for the offering described in the next paragraph (provided that the registration statement for such offering is filed within 60 days of the effective date of the Merger) and continuing so long as the Issuer is using commercially reasonable efforts to pursue such registration until such registration becomes effective, and for such additional period of time as is reasonably requested by the managing underwriter(s) of the offering described in the next paragraph, unless such sale or distribution is effected through the offering described in the next paragraph.

             In the Stockholders' Agreement, the Issuer agrees to use commercially reasonable efforts to file a registration statement giving rise to a piggyback registration relating to the Class A Common Stock within 60 days of the effective date of the Merger and have such registration statement declared effective within 150 days of the effective date of the Merger; provided, however, that the Issuer has agreed to include no more than 50% of newly issued shares in such offering, or $150 million, up to the first $300 million registered in such offering and thereafter no more than the 30% of the incremental shares registered by the Issuer as primary for offerings over and above $300 million.

             In addition to the approval of the Issuer's senior lenders, the terms of the Stockholders' Agreement may be amended only if agreed to in writing by the Issuer and the beneficial holders of a majority of the Class A Common Stock party to the Stockholders' Agreement, including AT&T PCS, 66 2/3% of the Class A Common Stock beneficially owned by the Cash Equity Investors, and 66 2/3% of the Class A Common Stock beneficially owned by Mr. Vento and Mr. Sullivan.

             The stockholders' agreement will terminate upon the earliest to occur of: (i) the written consent of each party, (ii) July 17, 2009 and (iii) the date on which a single stockholder beneficially owns all of the outstanding shares of Class A Common Stock.

             On November 13, 2000, AT&T PCS entered into letter agreements with each of Mr. Vento and Mr. Sullivan (each, a "Management Stockholder") (each letter agreement, a "Letter Agreement"), pursuant to which each Management Stockholder agreed to certain restrictions on transfer of such Management Stockholder's shares of Voting Preference Stock, Class C Common Stock and Class D Common Stock of the Issuer. Among other things, each

                               Page 12 of 18 Pages

Management Stockholder agreed that he would not transfer any such shares without first offering such shares to AT&T PCS on the same price and terms. The term "transfer" as used in the letter agreements means (i) any proposed direct or indirect transfer, sale or assignment, whether by operation of law or otherwise,
(ii) any proposed pledge or grant, creation or sufferage of a lien in or upon the subject stock (unless the pledgee acknowledges in writing the existence of the Letter Agreement and agrees in writing that the purchase right contained therein must be complied with before such pledgee can foreclose on or otherwise exercise any dominion or control over the subject stock), or (iii) proposing to give, place in trust (including transfers by testamentary or intestate succession) or other any other contract or transaction that has the effect of transferring beneficial ownership of the subject stock (unless the persons and/or entities acquiring such beneficial ownership of the subject stock acknowledge in writing the existence of the Letter Agreement and agree in writing that the purchase right contained therein must be complied with before such transferee can exercise control over the subject stock or effect a transfer of it). The letter agreements provide that any purchase by AT&T PCS pursuant to such rights of first refusal may, at AT&T PCS's option, be made in cash or shares of AT&T Wireless Group Tracking Stock. The Letter Agreements expire on July 17, 2003.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

2.1 Agreement and Plan of Reorganization and Contribution, dated as of February 28, 2000, among TeleCorp PCS Inc. (TeleCorp I), Tritel, Inc. and AT&T Wireless Services, Inc. (incorporated by reference to
       TeleCorp I's Form 8-K (File No. 000-27901), filed with the SEC on March 15, 2000).

3.1    Amended and Restated Certificate of Incorporation, TeleCorp PCS,
       Inc. (f/k/a TeleCorp-Tritel Holding Company) (incorporated by reference to the Issuer's Registration Statement on Form S-8 (File No. 333-49792), filed with the SEC on November 13, 2000).

3.2 Certificate of Amendment of Certificate of Incorporation of TeleCorp PCS, Inc. (incorporated by reference to the Issuer's Form 8-K (File No. 333-36954), filed with the SEC on November 13, 2000).

10.1 Stockholders' Agreement, dated as of November 13, 2000, by and among AT&T Wireless PCS, LLC, Cash Equity Investors, Management Stockholders and other Stockholders identified therein, and TeleCorp PCS, Inc. (incorporated by reference to the Issuer's From 8-K (File No. 333-36954), filed with the SEC on November 13, 2000).

10.2 Letter Agreement by and among AT&T Wireless Services, Inc. and Gerald T. Vento, dated November 13, 2000 (filed herewith).

10.3 Letter Agreement by and among AT&T Wireless Services, Inc. and Thomas H. Sullivan, dated November 13, 2000 (filed herewith).

99 Agreement to file this Schedule 13D, dated November 27, 2000 (filed herewith).

                               Page 13 of 18 Pages

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 27, 2000        AT&T CORP.



                                By:    /S/ STEVEN V. GARFINKEL
                                       ----------------------------------------
                                       Name:    Steven V. Garfinkel
                                       Title:   Assistant Secretary

Date:  November 27, 2000        AT&T WIRELESS PCS, LLC
                                By:    AT&T Wireless Services, Inc., its Manager

                                By:    /S/ WILLIAM HAGUE
                                       ----------------------------------------
                                       Name:    William Hague
                                       Title:   Senior Vice President

Date:  November 27, 2000        AT&T WIRELESS SERVICES, INC.



                                By:    /S/ WILLIAM HAGUE
                                       -----------------------------------------
                                       Name:    William Hague
                                       Title:   Senior Vice President


                               Page 14 of 18 Pages

                                                                 Schedule 1-A
                                                                 ------------
                                   AT&T CORP.
                        DIRECTORS AND EXECUTIVE OFFICERS

         The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920.

Name                           Title
----                           -----
C. Michael Armstrong           Chairman and Chief Executive Officer

Kenneth T. Derr                Director;  Retired Chairman of the Board of
                               Chevron Corporation

M. Kathryn Eickhoff            Director;  President of Eickhoff Economics
                               Incorporated

Walter Y. Elisha               Director;  Retired Chairman of the Board and
                               Chief Executive Officer of Springs
                               Industries, Inc.

George M. C. Fisher            Director;  Chairman of the Board of Eastman
                               Kodak Company

Donald V. Fites                Director;  Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.         Director;  Chairman of Pilot House Associates

Ralph S. Larsen                Director;  Chairman and Chief Executive Officer
                               of Johnson & Johnson

John C. Malone                 Director; Chairman of Liberty Media Corporation

Donald F. Mc Henry             Director;  President of The IRC Group LLC

Louis A. Simpson               Director;  President and Chief Executive Officer
                               of Capital Operations of GEICO Corporation

Michael I. Sovern              Director;  President Emeritus and Chancellor Kent
                               Professor of Law at Columbia University

Sanford I. Weill               Director; Chairman and Co-Chief Executive Officer
                               of Citigroup Inc.

John D. Zeglis                 Director; Chairman and Chief Executive
                               Officer of AT&T Wireless Group

                               Page 15 of 18 Pages

                                                          Schedule 1-A continued
                                                          ----------------------
Name                          Title
----                          -----


James W. Cicconi              General Counsel and Executive Vice President-Law
                              & Government Affairs

Nicholas S. Cyprus            Vice President and Controller

Mirian M. Graddick-Weir       Executive Vice President - Human Resources

Frank Ianna                   Executive Vice President and President
                              AT&T Network Services

Richard J. Martin             Executive Vice President - Public Relations and
                              Employee Communication

David C. Nagel                President - AT&T Labs & Chief Technology Officer

Charles H. Noski              Senior Executive Vice President and Chief
                              Financial Officer

John C. Petrillo              Executive Vice President - Corporate Strategy &
                              Business Development

Richard R. Roscitt            Executive Vice President and President - AT&T
                              Business Services

Daniel E. Somers*             President and CEO - AT&T Broadband

*Mr. Somers is a Canadian citizen.

                               Page 16 of 18 Pages

                                                                   Schedule 1-B
                                                                   ------------

                           AT&T WIRELESS SERVICES, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

             The name and present principal occupation of each director and executive officer of AT&T Wireless Services, Inc. are set forth below. The business address for each person listed below, unless otherwise indicated, is 7277 164th Avenue, NE, Redmond, WA 98052.

Title                        Name                  Address
-----                        ----                  -------

Director; Chairman and       John D. Zeglis        295 North Maple Avenue
Chief Executive Officer of                         Basking Ridge, NJ 07920
AT&T Wireless Group

Director; President          Mohan Gyani

Director                     Harold W. Burlingame  295 North Maple Avenue
                                                   Basking Ridge, NJ 07920

Executive Vice President     Jordan M. Roderick
- International

Executive Vice President     Robert H. Johnson
-  Wireless Operations

Sr. Vice President -         William W. Hague
Acquisitions/Assistant
Secretary

Sr. Vice President -         Donald A. Boerema
Business Development and
Strategy

Sr. Vice President -         Emilio Echave         11760 N. U.S. Highway 1
Channel Operations                                 West Tower, 3rd Floor
                                                   North Palm Beach, FL  33408

Sr. Vice President -         Roderick Nelson
Engineering

Sr. Vice President -         Joseph McCabe         295 North Maple Avenue
Finance                                            Basking Ridge, NJ  07920

Sr. Vice President -         Gregory P. Landis
General Counsel and
Secretary

Sr. Vice President -         Kim S. Whitehead
Marketing

Sr. Vice President -         Andrea J. Doelling    1001 16th Street
National Markets                                   Suite C-1, A-125
                                                   Denver, CO  80265
Sr. Vice President -         Kendra VanderMuelen
Product Management and
Development

Vice President               Larry Siefert

Vice President -             Joseph E. Stumpf
Acquisitions and
Development

Vice President -             Robert Stokes, Jr.
Associate General
Counsel

Vice President -             J. Walter Hyer, III
Associate General
Counsel/Assistant
Secretary


                               Page 17 of 18 Pages

                                                        Schedule 1-B continued
                                                        ----------------------

Title                        Name                  Address
-----                        ----                  -------


Vice President - Carrier     Donald Adams
Relations Acquisitions
and Development

Vice President -             Jane O'Donaghue
Corporate Communications

Vice President - External    Douglas I. Brandon   1150 Connecticut Avenue
Affairs/Assistant                                 4th Floor
Secretary                                         Washington, DC  20036

Vice President -             Robert L. Lewis
International Business
Development

Vice President - Tax and     Lawrence Kurland
Treasurer


                               Page 18 of 18 Pages